SunPower Corporation

Lehman Brothers 2006 Global Technology Conference

December 5, 2006

Filed by SunPower Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to 14a-12

Under the Securities Act of 1934

Subject Company: SunPower Corporation

Commission File No.: 000-51593

NOTE: Blanks represent inaudible portions

Tim:

Are we good? Great. The solar key growth theme for the last 24 months, really, and even more dramatic growth potentially going forward, SunPower is right at the heart of that. Maybe a key franchise name within solar. So we’re delighted from SunPower to have the CFO, Manny Hernandez presenting. Also here from SunPower is Julie Blunden. She’s the strategy and regulatory communications guru, to take your Q&A as well.

Manny:

Thanks Tim. Good afternoon everyone and thank you for coming to the SunPower session. I’m Manny Hernandez. I’m the CFO. First, a few apologies. Some meetings got canceled today. Just got tied up doing the S4 on this acquisition, so my apologies for those I weren’t able to meet with. If you still want to meet with us, please see me or Julie after the meeting and we’ll gladly reset it up, post meeting.

So this afternoon I have information to show you that would highlight predominately the rational, the benefits and the projected, or expected synergy from the acquisition of PowerLight, an acquisition that we announced a couple of weeks ago. PowerLight is a leading large scale solar system company and we’re quite excited about the transaction. I hope I could help you understand why this is a good transaction for us and for our stockholders.

As expected, we will have forward-looking statements in this presentation, so please be cognizant and be aware of the risks. We will also be filing an S4 shortly. That’s the one that tied me up today. We are expecting to get this filed within a week or two, hopefully sooner, and that will contain more disclosures on the target company PowerLight, as well as pro forma financials. That’s why I will only thinly cover financials today.

So on to the summary of the acquisition. For $265 million up front and $67.5 million of retention. That’s over two to four years and that’s in the form of both stock and stock options. We’ve structured this to be a tax-free merger – 40% paid in cash, 60 in stock. We signed a definitive agreement November 15th and we expect the transaction to close between January and February, obviously subject to customary closing conditions and some regulatory reviews.

On to why this is important and beneficial to you. From a financial standpoint, it allows us to accelerate our growth, both in the revenue and earnings perspective.

SunPower Corporation

Lehman Brothers 2006 Global Technology Conference

December 5, 2006

But it also is immediately EPS accretive on a non-GAAP basis and it’s also actually GAAP accretive in late 2008. But more importantly, it allows us to maintain our long-term financial model of delivering 30% gross margin, 10% operating expenses and 20% operating income.

On our strategy, from a strategic standpoint, this allows us to extend our leadership and participation in more diversified applications and markets. I’ll have examples for you later in the following slides. This is also a combination of two technology companies. For those of you who have been following SunPower, you are aware that we are today a leader in delivering the best or most efficient solar cells and modules in the world. We are able to generate or convert more power, or more energy, from sun light, than anybody else today. PowerLight also has a technology lead. They are actually known for being able to harvest more energy from the sun at the systems level, almost independent of what modules they use. And I’ll have examples for you later.

Combined, we’re going to be much closer to the customer. That means cycles of learning will be much faster and that would lead to faster product innovations and also invention of new products. And more importantly, we are both committed to radically change and simplify and improve the customer experience. Today if you’re a customer of a solar solution, you’re probably not being served well. There are certain segments of this market that is just tremendously underserved and the combination of the two companies hope to make a big difference in terms of that experience.

Our goals from the acquisition are written up here. We aspire to be the number one solar company on targeted markets, specially commercial and residential target markets. We also want to maintain our number one position in US production homes. We today are number one. PowerLight actually has 70% share on US production homes today, so the combination should just further that advantage. And we also aspire to build a top solar brand. What we mean by that is, in time, when people think about solar, they think about SunPower first.

Now technology leadership I’ve already mentioned. This is just an opportunity for us to maintain that technology leadership. Think of SunPower as the most efficient solar cell in module products and think of PowerLight at the best in harnessing energy from the sun. And combined, we should be able to deliver the lowest costs per kilowatt hour system to our customers. And ultimately, that’s what really matters, because people buy solar for generating power, or at the systems level.

Now, we are both committed to reduce the cost of an installed system that we’ve targeted a 50% cost reduction for an installed system by 2012. Later, when I go through the supply chain, I’ll give you an idea of what of our thinking and strategies are towards that goal.

SunPower Corporation

Lehman Brothers 2006 Global Technology Conference

December 5, 2006

I talked about the combination allowing us to play or participate in more diverse markets and applications. So here are examples. Over to your left is the residential retrofit. That happens to be the market that SunPower is playing really well on and we’re a leading…[no audio for about 1 minute]…the other hand, play significantly in power plants, commercial and public implementations and also most recently, on new production homes. So the combined companies should be able to expand its reach as far as these applications.

Here is the supply chain chart that I’d like to spend a few moments on to explain several things. One is, for those of you who have been following us, you’ve probably repeatedly hear us talk about we’ve got to cost reduce the solar system to the end-users. All the way to the right is what an end customer pays. Now let’s start with what SunPower does. SunPower is at the core of this value chain. So we work on wafers, solar cells and solar panels. That’s about 30% of an end-user’s cost. And in that particular segment, where we excel, we are committed to continue to deliver high efficiency products, or highest conversion efficiency products. Today, SunPower ships minimum 20% efficient cells and starting in January, we’re going to be shipping our new second generation 22% minimum conversion efficiency cells. These are being produced in our new line four in the Philippines and it’s rated for a minimum of 22% efficiency.

That’s just one factor. We’re also pioneering or leading the charge on reducing the cost of the products through lower consumption of silicon. So thinner wafers, lower grams per watt is an initiative that we continue to work on. Our manufacturing is being done in the low-cost region in the Philippines and that in itself contributes to our lower cost per watt and we’re also continuing to improve our yields and as we turn on more lines, we’re also going to benefit from scale.

So how do we impact the 30% is quite clear to us in terms of higher efficiency, lower grams per watt, better yield and scale. So we can see how we can contribute to that cost reduction goal.

Over to your left is silicon. Everybody knows that today that’s relatively short, it’s in              supply, but that’s not always going to be the case. We believe that in time, silicon shortage will abate, such that it’s going to be abundant again. Our strategy on silicon has been consistent and it’s been a portfolio approach to silicon. What that means is we’ve been entering into deals, agreements, contracts that vary in terms. We have short, intermediate and long-term deals. We’ve also dealt with both the incumbents and the new entrants and we’ve also invested both in traditional technology as well as upcoming or new technologies in silicon.

As a point of fact, starting in 2008, we already have contracts that will deliver silicon at much, much lower costs than we’re paying today. I don’t believe that’s unique to SunPower. I think that’s true even of our competitors, who have struck

SunPower Corporation

Lehman Brothers 2006 Global Technology Conference

December 5, 2006

deals that are deliverable in 2008. So we can already see that silicon side from a cost reduction standpoint participating or contributing to that goal. So silicon costs will come down. We’re doing everything in our strategy to reduce the middle part of the chain, which then just leads to the systems side. Now for reference, half of a system’s cost today is on that green bar, or green arrow. A typical – if a customer pays about $8 per watt for a system, all the way to the solar panel it’s $4. The rest of the $4 is on that green part of the chain. So how do you cost reduce this whole chain if you’re not playing in that green bar? That’s partly the reason why we acquired PowerLight. Our solution to cost reducing the system part is PowerLight as well as our organic investment in our channel strategy.

So I’d like to spend a little bit of time now on the green part of this chain to highlight the advantages and the benefits of the PowerLight acquisition. PowerLight, as I mentioned, is a world-leading implementer of large-scale solar systems. They actually are able to harvest more energy than any of their competitors, regardless of what modules they use. What I like most about them is they actually view their products as a financial product. After all, it’s either producing power at the lowest cost, or it could be as simple as an ROI to an investor. And once they secure the deal, they for the most part stay in the background. They do the engineering and the design of the system and they project manage the installations. Now for clarity, PowerLight doesn’t own trucks, they don’t own the installers, they don’t own the labor that implant the systems. They manage the projects and leverage those local resources, depending on where the projects are. And then, post-implementation, they then work on monitoring and servicing the client, or the customers.

Here’s an example of their reach in terms of customers. They deal with pretty(?) marquis type customers. They deal with several verticals like medical – Neutrogena, Johnson & Johnson. They deal with big box retail like Target and Lowe’s and also corporate accounts like Microsoft, Toyota. It’s important to note that at least, or more than half of their customers are repeat business from their previous customers. They also deal in the public sector – municipalities like San Francisco, the Massoni Center was one of their projects. They use e-campuses, even the military like the US Navy and recently also the new home markets, dealing with all the Marquis homebuilders with a product that’s called SunTile. I’ll show that to you later.

In terms of geographic footprints, they’re practically present in all the major markets and they just don’t sell in those regions, they also help influence policies in those regions.              California, New Jersey, Nevada and Hawaii for North America and they’re also present in Germany, Spain and recently broke a very good – a big project, power plant in Portugal and today they’re still the biggest system implementer in Korea.

SunPower Corporation

Lehman Brothers 2006 Global Technology Conference

December 5, 2006

So now I’d like to talk a little bit about their products and the fact that I’ve mentioned they also have technology. So here’s one example where IP, developed by PowerLight, plays. This happens to be a roof implementation in a commercial building and a product they call PowerGuard. This is one of their earlier flagship products and still a big portion of what they sell today.

Early in their corporate lives they made a decision to solve how you put a solar system on a roof and solving the weight problem particularly. Because there is really only two ways you install a solar system on the roof of a commercial building. One is you could bolt them down, but that means you’ve just put holes in the roof and facilities managers don’t really like that. Or you could ballast the whole system on the roof. That means you put a very heavy weighted base to mount the systems on, the panels on. Neither of which are good. Sometimes they are too heavy, 90% of the US roofs in the world – US roof market. So they              developed this PowerGuard, which is a lightweight tongue and groove kind of deign, which is actually wind-tunnel tested such that it’s actually pushed down on the roof by wind rather than lifting. The point though is, they’ve applied a lot of engineering on this product that they can actually install one megawatt of this product in a day because of how simple it is to implement. And it is a non-penetrating lightweight solution.

So if you’ve heard before, that crystalline solutions won’t work because they’re too heavy, that’s not true. This is a full pound for a square foot kind of solution with this very roof friendly from a commercial standpoint.

One other advantage and where we’re excited most about is the fact that in over a decade of operations, PowerLight has codified their knowledge and their learnings through tools. So they could actually design, monitor, simulate systems and all of their implementations are monitored. So this is something we’re excited about because this doesn’t exist in the residential world. And if we can apply some of their learning and their tools in the residential market, we think that’s going to improve the customer experience right there.

I want to digress a little bit back to SunPower just to make a point. You’ve probably seen this picture several times. To your left is the SunPower module that is high efficiency. This is a 72-cell panel, standard configuration and using our products, you generate 215 watts of energy. Same dimensions, conventional solar cell would typically produce 165 watts of power, and that’s the power of efficiency. On the same square area, you are able to generate more power.

Here’s a practical implementation of the two combinations here. To your left is an actual implementation done by PowerLight in Bavaria. This actually was the biggest power plant at some point. I don’t think it’s the biggest any more. But it was rated at 6.3 megawatts installed. If all we did was replace those modules with SunPower modules, that same infrastructure could now deliver 8.3 megawatts of power, just from better efficiency of the panel. The relevance of that is the fact

SunPower Corporation

Lehman Brothers 2006 Global Technology Conference

December 5, 2006

that’s all your installation, frames, permitting, project management and all your other fixed costs, can then be amortized over more watts. That’s from a cost per watt standpoint, it’s more beneficial for the owner and to the buyer of the system. So that’s just one example of simple synergies that the two deals bring about.

Here’s another example of a synergy that we’re thinking about. You are now looking at another product of PowerLight called PowerCells. It’s kind of self-explanatory from the tilt. First synergy is just replace them with SunPower modules and you’ll already be more efficient. By the way, the tilting is another method they’ve invented which generates, just because of the architecture, another 10 to 15% of harvested energy on the same square area. But the synergy we’re thinking about here is not just from those two things, it’s actually about manufacturing.

Today, we sell a laminate to PowerLight. For that matter, any other module company can sell a laminate to PowerLight. They then install some mounting hardwares in their own factory and then there’s further mounting hardware installed at the field. One of the visions for the combined company is to make all that manufacturing in one place. Because we’re going to make the laminate, and we can now install the mounting hardware and make this product just available to install at the field. And we believe that’s going to save costs, it’s going to save logistics and ultimately save working capital, if we’re not having inventory in different places.

Here is one last example of their product and also synergy. This product happens to be called SunTile. This is for the new home, or production US – new home production market. The advantage of PowerLight’s design here is more energy generated because of ventilation. It’s a unique architecture that they’ve developed. Again, we could improve this product just by replacing or using SunPower’s cells, which are more efficient to begin with. As I mentioned, PowerLight today has 70% share of the new home market. So we intend to maintain our leadership there, and we are quite excited about this business. It’s a small piece of the business today, but the opportunity for growth is quite amazing.

Now I’d like to shift to some financials just to give you a sense — you understand I can’t talk much financials until we close, but we wanted to give you an idea of what the combined entities would look like. For 2007, we expect the combined companies to have revenue in excess of $600 million. For those of you who have followed SunPower in the past, you’ve heard us guide the SunPower core business to be in excess of 360. The only reason I mention that is it doesn’t necessarily mean one minus two is equal to. Because part of my $360 million is sold to PowerLight, so there’s some elimination there that needs to occur. I think what’s most important to know is the combined companies could be $600 million in 2007. It is also immediately accretive on the non-GAAP basis. On a short term, however, our margin will deviate from our model by about 250 to 350 basis

SunPower Corporation

Lehman Brothers 2006 Global Technology Conference

December 5, 2006

points. But in time, as PowerLight grows, and as we, SunPower, become a bigger portion of the modules that they use, then we’re back to our financial target of 30-10-20. And we believe that’s going to happen late ‘08 and also by the time, 2008, you could be looking at a billion dollar runrate combined company.

We’ve talked about silicon already, so I will skip this chart so we can have some times for questions. But I want to just touch base a little bit on the SunPower core, to remind you of how we’re managing and growing the company. We have told you in the past that we’re going to turn on line four this quarter. That’s happening, so we now have a rated capacity, or nameplate capacity, of 108 megawatts. We are planning to and on schedule to implement three lines in 2007. These are of the 33 megawatt variety, so we’re adding approximately another 100 megawatts of capacity in 2007. Incidentally, that’s going to be implemented on the second half of 2007, so the first, line five in the third quarter, line six in the fourth quarter and line seven on the latter part of the fourth quarter. And for 2008, and as purposely planned — we’re going to have more silicon then — we’re going to actually turn on five more lines in 2008. For the moment, the 2007 plan is on schedule.

And lastly, this is our revenue trend, just to give you an idea how the company has grown since it went public about a year ago. We just ended a $65 million Q3 and we guided you guys to a $70, $72 million Q4 and that’s still looking good from a guidance standpoint.

That’s the end of my prepared text, or presentation. I think we’ve got some time for questions. We also have a breakout session just outside after this. So just so you know. And as Tim mentioned, Julie is also available to field some of the Q&A.

Q:

Manny, thanks for your presentation. So my question is regarding the vertical integration strategy and how you’re going to plan to deal with moving forward with other integrators who will be maybe obviously the majority of the market in the future, and will be maybe more reluctant to buy from a competitor.

Manny:

I don’t have to repeat, right? Everybody hears the question? We’ve thought about that a lot when we were planning the acquisition and the integration. First of all, our immediate conclusion is the minute the impact, in terms of competing with our customers, is really the core of your question – is fairly minimal and that got validated most recently by just talking to the customers that are now going to be viewed as competitors, if you will.

I think what’s generally happening is, there are some of our customers that are themselves integrating backwards. So this is public information, so I could mention this as an example. Conergy(?) who is a good customer of ours, have actually recently announced they’re wanting to go to the cell and module business themselves. So there it is. I’ve got a customer who’s now also wanting to compete

SunPower Corporation

Lehman Brothers 2006 Global Technology Conference

December 5, 2006

with me. But I think in the end, this is just going to evolve to what we christened co-opticians(?). That means you are able to sell to and compete with some of your customers. I think the value of the point though is everybody seeing the benefit of being integrated and being able to offer a solution that is advantageous to the end customer in the end. So we expect our customers to continue to buy from us. The most recent check, in terms of disclosing this acquisition to them, they actually want more products, if we could give it. So the impact so far has been minimal. I don’t want to minimize it, it’s not zero risk, but for the moment, minimal.

Q:

Yeah, thanks. Could you go into a little more detail about the decline in prices you see in 2008 on the silicon side. We’ve heard from another company today that feels like things are going to be supply constrained going out beyond that and mother’s(?) earlier – according to a similar scenario. So if you could just talk about the couple of factors you see that are going to bring down price share.

Manny:

Silicon pricing for 2008 is the core of the question and I think I can only speak to our own specific circumstance. We have contracts with the incumbents today — you know who they are – that are already priced for 2008 that are significantly, significantly – I cannot emphasize that enough – significantly lower than what you would pay for silicon today. And those contracts were struck a year ago and in some cases two years ago. So even the incumbents have already projected that prices cannot possibly stay where they are today. They’re just really too high. And I think it’s driven by the fact that the incumbents themselves have brought up, or had planned more capacity, in some cases doubling their capacity, so there’s a lot of capacity turning on in 2008 and in some cases, 2009. Also, capitalism works, but when silicon became short and there’s a lot of money being made in that segment, a lot of new entrants also came to play. So in our particular case, again, this is public, so I can elaborate on it – one of our suppliers who used to be only an angus puller, is now also venturing into the              world. And this is Emsetec(?), so since this is public. And our management team has just visited with Emsetec(?) last month. Their project is on schedule, they publicly stated that they’re scheduled to deliver poly as early as 2007 April. For our planning purposes, we assume that they’ll be successful right around the second half. But that’s another example of silicon coming to market that it wasn’t there before.

And one final example is DC Chemical, a transaction that we assigned not too – we announced not too long ago. It’s also a new entry, or a new entrant to the poly silicon market. They already make the precursor gases for poly silicon making, but they still have to build the reactors. They’re building construction is on schedule. Their reactor of contracts are placed, so we are expecting them to produce first silicon early 2008. But these are factors that are leading to the prices starting to behave or even normalize starting 2008. So that’s actually good news, because at the end of the day, we really need to collectively reduce the cost of solar to the consumer. And at the rate prices of silicon are today, that’s not going to happen. But we’re counting on silicon to come down as part of that solution.

SunPower Corporation

Lehman Brothers 2006 Global Technology Conference

December 5, 2006

Q:	poly silicon and are there certain areas where you might be able to realize the marginal benefits to your margin structure from lower pricing in 2007?

Manny:

The question was, how do we view 2007 silicon pricing? Our public statement on that from our last earnings call is, we expect prices of silicon for 2007 to increase right around the 10% range. So it’s really not done yet in terms of price increases, if you will. And that really makes sense because most of the extra capacity that we’ve all read about and heard about, is not really coming on until 2008. There’s been a few extra poly silicon generated by the incumbent, through debottlenecking and yield improvements. But those have found their way into the market. That’s helping companies like us get some extra, but I think it’s going to be tight.

The way we’ve explained our silicon situation to our investors is as follows: This first half 2007, tight. Second half 2007, good. 2008, better. That’s really the profile of our silicon picture. So the first half of 2007 is going to be blocking and tackling and it’s going to be just as hard as 2006. The only reason our view of the second half of 2007 is a little better, is we now have one of our major suppliers generating poly silicon themselves. So that’s going to ease the burden of securing poly. And in 2008, the new contracts kick in, new supply from DC Chemical kicks in. So that’s our view of silicon. So it’s going to be tight for the rest of ‘07, but we’re going to manage.

Tim:	breakout

Manny:	Thank you all.

END

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

SunPower plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction. The Registration Statement will contain important information about SunPower, PowerLight, the transaction and related matters. Investors and security holders are urged to read the Registration Statement carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by SunPower through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement from SunPower by contacting Investor Relations at 408-240-5588 or http://investors.sunpowercorp.com/sec.cfm.